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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BB&T Investment Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South College Street, 8th Floor
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren L. Earnhardt (704) 954-1155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

101 Centre Point Drive, Suite 250 (Address) Greensboro (City) NC (State) 27409 (Zip Code)

PROCESSED
MAR 13 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/08

OATH OR AFFIRMATION

I, Darren L. Earnhardt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BB&T Investment Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

My Commission Expires 9-5-2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXX Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 N. Tryon Street
Ste 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Auditors

To the Board of Directors and Shareholder of
BB&T Investment Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of BB&T Investment Services, Inc. (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2008

BB&T Investment Services, Inc.
(A wholly owned subsidiary of Branch Banking & Trust Company)
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 31,336,770
Cash segregated under regulation	69,913
Securities owned, at fair value	19,910,589
Accrued interest receivable	42,611
Receivable from clearing broker	196,306
Commissions and fees receivable	2,009,974
Furniture, equipment, software and leasehold improvements (less accumulated depreciation of $2,233,264)	1,192,024
Deferred tax asset	1,184,760
Other assets	1,649,486
Total assets	$ 57,592,433
Liabilities and Shareholder's Equity	
Accounts payable and other accrued liabilities	$ 671,259
Compensation payable	1,461,260
Deferred revenue	3,865,639
Total liabilities	5,998,158
Commitments and contingencies (Note 11)	
Shareholder's equity	
Common stock, no par value; 10,000 shares authorized; 10,000 shares issued and outstanding	700,000
Additional paid-in-capital	2,901,988
Retained earnings	47,992,287
Total shareholder's equity	51,594,275
Total liabilities and shareholder's equity	$ 57,592,433

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

BB&T Investment Services, Inc. (the "Company") is a wholly owned subsidiary of Branch Banking & Trust Company (the "Parent"), which is a wholly owned subsidiary of BB&T Corporation (the "Corporation"). The Company is incorporated in the state of North Carolina and is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company clears customer transactions with a clearing broker on a fully disclosed basis. The Company provides discount brokerage services, mutual funds, government and municipal bonds and fixed and variable rate insurance annuity products to customers located primarily in the Southeast region of the United States of America. The Company is also registered as an investment adviser with the State of North Carolina.

2. Summary of Significant Accounting Policies

Basis of Presentation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Customers' transactions, including related commission income, expense and clearing costs, are recorded on a trade date basis.

Commission and Trailer Fee Income
Commissions received from sales of annuity products, mutual funds and securities are recognized as earned. Trailer fee income is recognized as earned and represents fees pursuant to mutual fund shareholder administration and servicing distribution plans.

Deferred Revenue
The Company receives income from an affiliated entity for the sale of a fee-based product, which contains a redemption provision that is exercisable by the client. The maximum redemption provision period is 3 years from the sale of the product. Upon the receipt of commissions related to the sale of the product, deferred revenue is recorded and subsequently recognized into income over a period from inception through the expiration of the redemption option. If the redemption provision is exercised by the client prior to expiration, an amount equal to the unearned revenue is refunded to the affiliated entity. Refer to Note 7 for additional information.

Related to the sale of this product, commissions are paid to the Company's sales agents at the inception of the contract. A prepaid asset is recorded and subsequently recognized as commission expense over a period from inception through the expiration of the redemption option. If the redemption provision is exercised by the client prior to expiration, any unearned commission compensation on the part of the sales agent is deducted from that sales agent's future compensation. The prepaid asset associated with these commissions for the year ended December 31, 2007 was $1,146,710 and is included in other assets on the statement of financial condition.

Interest Income
Interest income on securities and cash equivalents is recognized in interest income on an accrual basis.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents including investments in certain money market mutual funds of affiliated entities.

Cash Segregated under Regulation
Cash segregated under regulation is for breakpoint refunds maintained in an escrow account for the benefit of customers. Refer to Note 7.

Securities Owned
Securities owned represent U.S. Treasury obligations held by the Company with its clearing broker. These securities are reported at estimated fair value. All purchases and sales are recorded on a trade date basis.

Furniture, Equipment, Software and Leasehold Improvements
Furniture, equipment, software and leasehold improvements are stated at cost less accumulated depreciation and amortization. Software is for internal use only. Furniture, equipment and software are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the asset.

Income Taxes
There are two components of the income tax provision, current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Balance sheet amounts of deferred taxes are recognized on the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods. The recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences will be realized.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

Effects of New Accounting Pronouncements
In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"), an interpretation of Statement of Financial Accounting Standards ("SFAS") No. 109 *"Accounting for Income Taxes."* FIN 48 provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption did not have an impact on the Company's financial position, results of operations or cash flows. Under the tax allocation agreement between the Company and the Corporation, any subsequent changes in the recognition or measurement of uncertain tax positions

are retained by the Corporation and not allocated to the Company. Therefore, the Company bears no risk associated with any subsequent change in the sustainability of uncertain tax positions that may be identified in the future.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements,"* ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies that fair value is the price that would be received to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants on the measurement date. SFAS No. 157 is required to be applied whenever another financial accounting standard requires or permits an asset or liability to be measured at fair value. SFAS No. 157 does not expand the use of fair value to any new circumstances. The Company will adopt SFAS No. 157 effective January 1, 2008 and does not anticipate that the adoption of this standard will be material to the financial statements.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115,"* ("SFAS No. 159"), which permits companies to choose to measure many financial instruments and certain other items at fair value, on an instrument-by-instrument basis. Once a company has elected to record eligible items at fair value, the decision is irrevocable. The objective of SFAS No. 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company will adopt SFAS No. 159 effective January 1, 2008. Management currently anticipates that the adoption of SFAS No. 159 will not be material to the financial statements.

3. Securities Owned

The Company invests a portion of its excess cash in U.S. Treasury bills with average maturities of 6 months or less. At December 31, 2007, the Company held U.S. Treasury bills with a fair value of $19,910,589.

4. Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements consist of the following:

	Estimated Useful Life	
Furniture	10 years	$ 427,827
Equipment	2–5 years	2,959,165
Leasehold improvements	2–5 years	5,550
Software	2–5 years	32,746
		3,425,288
Less: Accumulated depreciation and amortization		(2,233,264)
		$ 1,192,024

5. Receivable From Clearing Broker

Amounts receivable from the clearing broker of $196,306 primarily represent amounts due for commissions earned on customer transactions, net of clearance and service contract costs. These amounts arise through normal business operations and are current in nature.

The Company has entered into an agreement with a broker-dealer whereby the broker acts as the Company's clearing broker. The clearing broker executes the Company's customer transactions, extends margin credit to the Company's customers secured by the customers' securities, clears transactions and acts as custodian. The Company earns commissions as an introducing broker for the transactions of the customers. The clearing broker pays the Company a fee earned on customer margin balances, and charges the Company for brokerage, clearance, exchange fees and other service contract costs, which is included in clearance and service contract costs in the statement of operations. The Company uses the clearing broker's systems to support daily operations.

The Company monitors margin levels on a daily basis for compliance with regulatory and internal guidelines. Outstanding margin balances held by the clearing broker related to the Company's customers were approximately $10,704,893 at December 31, 2007.

6. Commissions and Fees Receivable

The Company executes a substantial amount of its customer transactions directly with various mutual fund and annuity companies. As agent, and pursuant to selling and distribution arrangements, the Company receives commission and fee income directly from the respective mutual fund or annuity companies, including affiliated entities.

7. Related Party Transactions

In the ordinary course of business, the Company deals with the Parent and other affiliated companies. These transactions arise in the normal course of business and are summarized below. Receivables from and payables to affiliates represent amounts due from and to affiliate companies which are expected to be settled in the normal course of business.

Cash and Cash Equivalents
The Company had $2,626,863 of cash on deposit with the Parent at December 31, 2007 that is non-interest bearing. The Company had $28,709,907 in a money market mutual fund of an affiliated entity.

Cash Segregated Under Regulation
The Company had $69,913 of cash on deposit with the Parent at December 31, 2007 in a restricted cash account for the purpose of collecting and depositing customer money and distributing upon settlement. Refer to Note 2.

Receivable from Parent
The Company had $29,564 of intercompany receivables from the Parent at December 31, 2007, which is presented in other assets in the statement of financial condition.

Payable to Parent
The company had $27,344 of intercompany payables to the Parent at December 31, 2007, which is included in accounts payable and other accrued liabilities on the statement of financial condition.

Parent Services
The Parent provided certain management, operational, finance and other support services to the Company that totaled $4,188,804 for the year ended December 31, 2007 and is included in the statement of operations as administrative fees paid to Parent. The Parent allocates certain costs to the Company for rent and communication costs based on usage. Costs allocated to the Company during the year were $539,904 and $276,582, respectively, and are included in occupancy and equipment expense and communications expense, respectively, in the statement of operations. The Parent also allocates related costs to the Company for certain qualified retirement and defined contribution plans, as well as providing health care and life insurance benefits. Refer to Note 9 for additional information.

The Company's directors and some of its officers and employees also serve as officers and employees of the Parent and its affiliates.

Revenue
The Company receives shareholder servicing, distribution and sales commissions from the third-party distributor to the BB&T Funds (the "Funds"). The Funds are sponsored and advised by an affiliate of the Company. The Company generated $3,146,467 in commission income from these Funds.

The Company holds the licenses of certain BB&T Insurance representatives selling Variable Universal Life Insurance. As part of this agreement, the company retains 5% of commissions generated, which are included in other income on the statement of operations and totaled $100,146 in 2007.

The Company acts as sales agent for the Elite MSP product, which is advised and managed by an affiliate. Commission payments of $3,728,672 were received from sales of this product in 2007, of which $749,543 was recorded as revenue and is included in other income in the statement of operations and $2,979,129 was deferred as of December 31, 2007. Also included in the deferred revenue balance on the statement of financial condition as of December 31, 2007 was $886,510 related to sales in 2006. Additionally, $783,885 was recorded as revenue related to sales in 2006.

Equity-Based Compensation
For the year ended December 31, 2007, $438,440 of compensation costs were allocated to the Company by the Corporation related to equity-based compensation in accordance with SFAS 123R. As of December 31, 2007, there was approximately $765,000 of unrecognized compensation costs related to the Company's allocation of the Corporation's equity-based awards that is expected to be recognized over a weighted-average life of 3.4 years.

8. Income Taxes

The income tax expense included in the statement of operations for the year ended December 31, 2007, consists of the following:

Current tax expense	
Federal	$ 7,835,398
State	1,344,006
Total current tax expense	9,179,404
Deferred tax benefit	
Federal	(665,051)
State	(114,855)
Total deferred tax benefit	(779,906)
Income tax expense	$ 8,399,498

Income tax expense above does not include the effects of income tax deductions resulting from exercises of stock options, which amounted to $13,407 during 2007, and were recorded as increases to shareholder's equity.

Income tax expense differs from the amount computed by applying the 35% statutory federal income tax rate to income before income taxes for the following reasons:

Federal income taxes at statutory rate of 35%	$ 7,586,531
Increase in income tax expense as a result of:	
State income taxes, net of Federal tax benefit	798,948
Other	14,019
Income tax expense	$ 8,399,498
Effective income tax rate	38.75%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, included in the statement of financial condition, and deferred tax liabilities at December 31, 2007, are presented below:

Deferred tax assets	
Equity-based compensation	$ 260,098
Unearned income	1,525,751
Total deferred tax assets	1,785,849
Deferred tax liabilities	
Depreciation	(157,142)
Prepaid expense	(443,947)
Total deferred tax liabilities	(601,089)
Net deferred tax asset	$ 1,184,760

The Company has no valuation adjustment for deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

9. Employee Benefit Plans and Compensation Payable

The Corporation has established certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. The costs are charged to current operations and, for defined benefit plans, consist of several components of net pension cost based on various actuarial assumptions regarding future expectations under the plans. The Company was allocated a net pension cost of $297,446 for the year ended December 31, 2007. The Company's employees are eligible to participate in a contributory profit sharing and 401(k) plan sponsored by the Corporation. The Corporation allocated $1,364,564 in expense to the Company as its matching contribution for the plan during the year. Both the net pension cost and matching contributions are included in the employee compensation benefit-administrative expense in the statement of operations.

In addition to providing retirement benefits, the Corporation provides health care and life insurance benefits for active and retired employees. Substantially all of the Corporation's employees may become eligible for postretirement benefits if they reach early retirement age while employed by the Corporation and they have the required number of years of service. Under the Corporation's current plan, eligible retirees are entitled to a fixed dollar amount benefit based on years of service. Additionally, certain current retirees are eligible for different benefits attributable to prior plans. The Company had approximately 326 covered employees at December 31, 2007. The Corporation allocated $1,543,811 for health care and life insurance benefits to the Company for the year ended December 31, 2007 that included in the employee compensation benefit-administrative account in the statement of operations.

10. Fair Value of Financial Instruments

The Company's financial instruments are short-term financial instruments with carrying amounts which approximate fair value. These financial instruments generally expose the Company to limited credit risk.

11. Commitments and Contingencies

The Company had recorded a liability of approximately $172,937 related to estimated breakpoint refunds owed customers at December 31, 2007. This amount is included in accounts payable and other accrued liabilities on the statement of financial condition.

In the normal course of business, securities transactions of brokerage customers of the Company are introduced and cleared through a clearing broker on a fully disclosed basis. The clearing broker may re-hypothecate certain securities held on behalf of the company. Additionally, pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. The Company has the right to pursue collection or performance from customers who do not perform under their contractual obligation. The Company monitors the credit standing of the clearing broker and all customers with which it conducts business. For the year ended December 31, 2007, there have been no such unsecured losses recognized by the Company. In addition, the Company is unable to reasonably forecast future losses that could occur as a result of a customer's failure to complete a transaction.

In the course of its business, the Company is subject to regulatory examinations, information gathering requests, inquiries and investigations. Management believes that there are no accruals required for regulatory matters, except for the remaining balance of the breakpoint amount.

Due to the nature of its business, the Company is subject to various threatened or pending legal actions. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based upon legal advice of counsel, does not expect the final outcome of threatened or pending suits to have a material adverse effect on its financial position or results of operations.

These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit quality of the customer or issuer of the instrument held as collateral.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital at a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. On December 31, 2007, the Company's net capital under the rule was $45,601,599 which was $45,201,722 in excess of the minimum required net capital of $399,877.

END